December 1, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Turnkey Solutions, Inc.

SC 14f-1

Filed November 25, 2020

File No. 005-91859

To the men and women of the SEC:

On behalf of Turnkey Solutions, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 30, 2020 addressed to Mr. Ryo Shirai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its SC 14f-1 on November 25, 2020.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

General

1. Your disclosure indicates that Mr. Shirai, Mr. Sasaki, and Mr. Ishizuka were appointed as directors on November 18, 2020. Please advise us whether or not the Company timely fulfilled its disclosure obligations under Rule 14f-1 to transmit the information statement not less than 10 days prior to the date that any such new director take office.

Company Response:

We have filed an amended SC 14F-1 to indicate that on November 18, 2020, the appointments of our new directors, Mr. Ryo Shirai, Mr. Hideyuki Sasaki, and Mr. Ryo Shirai, are to be effective upon the 10th day subsequent to the mailing of the Schedule 14f-1 to the Company’s stockholders (the “Appointment Date”).

The Company intends to complete the mailing of the SC 14F-1 on or about December 1, 2020 to the shareholders of record.

Date: December 1, 2020

/s/ Ryo Shirai

Ryo Shirai

Chief Executive Officer